UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission file number 1-5128

MEREDITH SAVINGS AND INVESTMENT PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Meredith Corporation 1716 Locust Street Des Moines, Iowa 50309-3023
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

4.   Financial Statements and Supplemental Schedule for the Plan

The Meredith Savings and Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). In lieu of the requirements of Items 1 - 3 of this Form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2007 and 2006, and for the year ended December 31, 2007, and supplemental schedule as of December 31, 2007, have been examined by KPMG LLP, Independent Registered Public Accounting Firm, and their report is included herein.

EXHIBITS

23.   Consent of Independent Registered Public Accounting Firm, KPMG LLP

MEREDITH SAVINGS AND INVESTMENT PLAN

Financial Statements as of December 31, 2007 and 2006,
and for the Year Ended December 31, 2007,
Supplemental Schedule as of December 31, 2007,
and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3
Notes to Financial Statements	4

Supplemental Schedule
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007	10

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Meredith Savings and Investment Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Meredith Savings and Investment Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The supplemental schedule of Schedule H, line 4i - schedule of assets (held at year end) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Des Moines, Iowa
June 27, 2008

Meredith Savings and Investment Plan
Statements of Net Assets Available for Benefits

Assets	December 31,	2007	2006

Investments, at fair value		$255,318,486	$238,717,935
Employee contribution receivable		436	16
Employer contribution receivable		297	-
Net assets available for benefits at fair value		255,319,219	238,717,951
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts		113,844	460,693
Net assets available for benefits		$255,433,063	$239,178,644

See accompanying Notes to Financial Statements.

Meredith Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,	2007

Additions to net assets attributed to
Contributions
Participant	$17,172,902
Employer	7,568,356
Rollovers	2,617,804
Total contributions	27,359,062
Dividend income	1,569,252
Net appreciation in fair value of investments	11,364,718
Total additions	40,293,032
Deductions from net assets attributed to
Benefits paid to participants	24,038,613
Increase in net assets available for benefits	16,254,419
Net assets available for benefits at beginning of year	239,178,644
Net assets available for benefits at end of year	$255,433,063

See accompanying Notes to Financial Statements.

Meredith Savings and Investment Plan
Notes to Financial Statements

1. Description of Plan

The following description of the Meredith Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees of Meredith Corporation (Meredith or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Full and part-time employees are eligible to begin contributions to the Plan at any time. Temporary and on-call employees must work 1,000 hours and complete a year of service to be eligible to make Plan contributions. On a pretax basis, employees may contribute a maximum of 50 percent of their compensation to the Plan, subject to certain limitations. To be eligible to receive Company matching contributions all employees must complete a year of service in which they work at least 1,000 hours. The Company matches 100 percent of the first 3 percent of a participant's eligible compensation contributed to the Plan and 50 percent of the next 2 percent of a participant's eligible compensation contributed to the Plan. Additional amounts may be contributed at the discretion of the Company. No such additional discretionary contributions were made during the year ended December 31, 2007. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Individuals age 50 or older (and those who will turn 50 by the end of the calendar year) have the opportunity to make additional pretax contributions to the Plan if their contributions are otherwise limited by the tax laws or the Plan limit. Additional contributions cannot exceed the maximum amount allowed under the federal tax laws for that calendar year. The Company does not match additional contributions.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and Plan earnings.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are invested in the same investment options as the participant's contributions.

Vesting - Participants are immediately vested in their contributions, the Company's matching contributions, and investment earnings.

Payment of Benefits - On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account. Upon death or retirement, a participant may elect to receive quarterly, semi-annual, or annual installments, not to exceed 15 years.

2. Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The Plan provides for investment in the Company's common and Class B stock. At December 31, 2007 and 2006, approximately 13% and 15% of the Plan's total assets were invested in common and Class B stock of the Company, respectively. The underlying values of the Company's common and Class B stock are entirely dependent upon the performance of the Company and the market's evaluation of such performance.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Meredith Corporation Stock Fund (the Fund) is a fund that pools contributions among participants to buy common stock of Meredith and a certain amount of short-term investments. Common stock of the Company is purchased at the daily closing price as reported in the New York Stock Exchange composite. Ownership is measured in units of the Fund instead of shares of stock.

No Class B stock of the Company is publicly traded or available for sale. All Class B shares, however, are convertible to shares of the Company's common stock on a one-to-one basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

New Accounting Pronouncement - In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The Plan adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the Wells Fargo Stable Return Fund investment contract, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Administrative Expenses - Administrative expenses of the Plan are paid by the Company.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. As of December 31, 2007, $617,538 was allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid.

Impact of New Accounting Standards and Interpretations - Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No 109 (FIN 48). FIN 48 provides recognition of tax benefits from tax return positions only if it is more likely than not the position will be sustainable, upon examination, on its technical merits and any relevant administrative practices or precedents. The adoption of FIN 48 did not have an impact on the Plan's net assets available for benefits or changes in net assets available for benefits.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). This standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. Generally, the provisions of this statement are to be applied prospectively as of the beginning of the fiscal year of adoption. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. The adoption of SFAS No. 157 is not expected to have a material impact on the Plan's net assets available for benefits or changes in net assets available for benefits.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115 (SFAS No. 159). This standard is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. SFAS No. 159 permits all entities to choose to elect, at specified election dates, to measure eligible financial instruments, as defined in SFAS No. 159, at fair value. Changes in unrealized gains and losses on items for which the fair value option has been elected would be reported in earnings at each subsequent reporting date and upfront costs and fees related to those items would be reported in earnings as incurred and not deferred. At adoption, for those financial assets and financial liabilities which management has elected to carry at fair value, an entity would report the effect of the first remeasurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings. The adoption of SFAS No. 159 is not expected to have a material impact on the Plan's net assets available for benefits or changes in net assets available for benefits.

3. Investments

The fair value of the Plan's investments that represent 5 percent or more of the Plan's net assets as of December 31, 2007 and 2006, are as follows:
	2007	2006

Principal Large Cap Stock Index Separate Account	$40,945,619	$40,360,316
Meredith Corporation Stock Fund	33,166,248	36,328,625
Wells Fargo Stable Return Fund	32,412,883	32,445,965
Principal Partners Large Cap Blend Separate Account	29,944,224	28,290,481
American Funds EuroPacific Growth Fund	29,303,083	21,547,503
T. Rowe Price Small-Cap Stock Fund	21,738,082	23,355,050
Principal Medium Company Blend Separate Account	18,236,199	15,046,771
Principal LifeTime 2030 Separate Account	14,158,855	12,617,203

During the year ended December 31, 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:
2007

Domestic stock funds	$4,894,296
International stock fund	3,776,748
Stable fund	1,469,223
Moderate funds	1,465,079
Bond funds	335,198
Balanced funds	127,795
Meredith Corporation Stock Fund and Class B shares	(703,621)
Net appreciation in fair value of investments	$11,364,718

4. Investment Contract

The Plan maintains a fully benefit-responsive investment contract with Wells Fargo Bank, N.A. (Wells Fargo). Contributions are maintained in a pooled account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by Wells Fargo. As described in Note 2, because the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Contract value, as reported by Wells Fargo, represents contributions made under the contract plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value; however, the investment contract is subject to certain restrictions which may impact the Plan's ability to fully realize the investment contract's value under certain conditions. The average yields on the contract for the years ended December 31, 2007 and 2006, were 5.24 percent and 5.24 percent, respectively. The crediting interest rates on the contract for the years ended December 31, 2007 and 2006, were 5.09 percent and 4.96 percent, respectively. The basis and frequency of determining the crediting interest rate is done on a quarterly basis. There were no guarantees or limitations on the contract at December 31, 2007 and 2006.

5. Exempt Party-In-Interest Transactions

Certain Plan investments are shares in pooled separate accounts managed by the Principal Life Insurance Company (Principal). Principal is the Plan Administrator and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment.

At December 31, 2007 and 2006, the Meredith Common Stock Fund held 606,939 and 648,889 shares, respectively, of the common stock of Meredith, the sponsoring employer, with a cost basis of $17,980,139 and $18,444,597 respectively. In addition, at December 31, 2007 and 2006, the Plan held 16,049 and 18,153 shares, respectively, of the Company's Class B stock, with a cost basis of $70,379 and $80,787, respectively. During the year ended December 31, 2007, the Plan recorded dividend income from Company common stock of $465,232.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 9, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006.
	2007	2006

Net assets available for benefits per the financial statements	$255,433,063	$239,178,644
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(113,844)	(460,693)
Amount allocated to withdrawing participants	(617,538)	-
Net assets available for benefits (current value
column) per Form 5500	$254,701,681	$238,717,951

For the year ended December 31, 2007, the following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

Year Ended December 31,		2007

Total net appreciation in fair value of investments per the financial statements		$11,364,718
Less:	Adjustment from contract value to fair value for fully-benefit responsive
	Investment contracts - current year	(113,844)
Add:	Adjustment from contract value to fair value for fully-benefit responsive
	Investment contracts - prior year	460,693
Net appreciation in fair value of investments per the Form 5500		$11,711,567

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

Year Ended December 31,	2007

Benefits paid to participants per the financial statements	$24,038,613
Amounts allocated to withdrawing participants as of December 31, 2007	617,538
Benefits paid to participants per the Form 5500	$24,656,151

MEREDITH SAVINGS AND INVESTMENT PLAN
EIN: 42 0410230 PLAN NUMBER 004 FORM 5500, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Pooled Separate Accounts
*	Principal Life Insurance Company	Principal Bond and Mortgage Separate Account	**	$3,270,231
*	Principal Life Insurance Company	Principal LifeTime Strategic Income Separate Account	**	1,055,599
*	Principal Life Insurance Company	Principal LifeTime 2010 Separate Account	**	3,716,761
*	Principal Life Insurance Company	Principal LifeTime 2020 Separate Account	**	6,695,395
*	Principal Life Insurance Company	Principal LifeTime 2030 Separate Account	**	14,158,855
*	Principal Life Insurance Company	Principal LifeTime 2040 Separate Account	**	4,825,613
*	Principal Life Insurance Company	Principal LifeTime 2050 Separate Account	**	2,963,075
*	Principal Life Insurance Company	Principal Large Cap Stock Index Separate Account	**	40,945,619
*	Principal Life Insurance Company	Principal Partners Large Cap Blend Separate Account	**	29,944,224
*	Principal Life Insurance Company	Principal Medium Company Blend Separate Account	**	18,236,199
				125,811,571

	Common Trust Fund
	Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund	**	32,412,883

	Registered Investment Companies
	T. Rowe Price Funds	T. Rowe Price Small-Cap Stock Fund	**	21,738,082
	The American Funds	American Funds EuroPacific Growth Fund	**	29,303,083
	Vanguard Group	Vanguard Total Bond Market Index Fund	**	12,004,221
				63,045,386

	Employer Securities
*	Meredith Corporation	606,939 shares of common stock	**	33,166,248
*	Meredith Corporation	16,049 shares of Class B stock	**	882,398
				34,048,646

				$255,318,486

*	Party-in-interest
**	Cost information is not required for participant directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MEREDITH SAVINGS AND INVESTMENT PLAN (Name of Plan)

/s/ Steven M. Cappaert
Steven M. Cappaert Corporate Controller of Meredith Corporation

Date: June 27, 2008

INDEX TO ATTACHED EXHIBIT

Exhibit Number	Item

23	Consent of Independent Registered Public Accounting Firm

E-1